UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

March 27, 2019

(Date of Report (Date of earliest event reported))

Property Income Trust, LLC

(Exact name of registrant as specified in its charter)

Delaware	81-0782438
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

2407 Columbia Pike Suite 200 Arlington, Virginia	22204
(Address of principal executive offices)	(Zip Code)

(703) 920-2200
Registrant’s telephone number, including area code

Series A Investor Shares
(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

The Company has revised its Investment Agreement. The revised Investment Agreement is attached as Exhibit 1A-6E.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 27, 2019.

Property Income Trust, LLC

By:	PIT Manager, LLC
As Manager

By	/s/ Mark Mascia
Mark Mascia, Manager

DATED: March 27, 2019

EXHIBITS TO FORM 1-U

Exhibit Number	Description
Exhibit 1A-6E	Form of Investment Agreement

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